T. Rowe Price Government Money Fund, Inc. (the fund), formerly the T. Rowe Price Prime Reserve Fund, is registered under the Investment Company Act of 1940 (the 1940 Act) as a diversified, open-end management investment company. The fund seeks preservation of capital, liquidity, and, consistent with these, the highest possible current income. The fund has two classes of shares: the Government Money Fund (Investor Class) and the Government Money Fund--I Class (I Class). I Class shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria. Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to both classes; and, in all other respects, the same rights and obligations as the other class.

In accordance with amendments to rules governing money market funds under the 1940 Act (amendments) and as approved by the fund’s Board, the fund intends to operate as a government money market fund. On August 1, 2016, the fund adopted a policy to, under normal conditions, invest at least 80% of its net assets in U.S. government securities and/or repurchase agreements that are collateralized by U.S. government securities. On October 14, 2016, the fund also adopted a policy to invest at least 99.5% of its total assets in cash, U.S. government securities, and/or repurchase agreements that are collateralized by U.S. government securities or cash. The fund will generally continue to value its securities at amortized cost and transact at a stable $1.00 net asset value per share. The amendments do not require government money market funds to, and the fund has no intention to voluntarily, impose liquidity fees on redemptions or temporarily suspend redemptions.

The I Class is subject to an operating expense limitation (I Class limit) pursuant to which Price Associates is contractually required to pay all operating expenses of the I Class, excluding management fees, interest, expenses related to borrowings, taxes, brokerage, and other non-recurring expenses permitted by the investment management agreement, to the extent such operating expenses, on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until September 30, 2019, and may be renewed, revised, or revoked only with approval of the fund’s Board. The I Class is required to repay Price Associates for expenses previously paid to the extent the class’s net assets grow or expenses decline sufficiently to allow repayment without causing the class’s operating expenses to exceed the I Class limit in effect at the time of the waiver. However, no repayment will be made more than three years after the date of a payment or waiver. For the year ended May 31, 2017, the I Class operated below its expense limitation.